UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: February 28, 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

                                 Magna-Lab Inc.
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                            Full Name of Registrant

                                      NONE
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                           Former Name if Applicable

                               25Z Executive Drive
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           Address of Principal Executive Office (Street and Number)

                               Edgewood, NY 11717
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                            City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of a restructuring of the Company's operations and the resources necessarily devoted to a critical need for additional financing to continue operations, the Company has not had the personnel or resources to complete the analyses necessary to properly measure and record to its financial statements certain material, non-recurring charges to write down assets and accrue costs associated with its restructuring of operations and for the write down or off of material amounts due from a related party (see Form 10-QSB for the reporting period ending November 30, 1996, Part I, Item 1, Notes 1 and 9 to financial statements and Item 2. Managements' Discussion and Analysis or Plan of Operation).

Further, the Company has been advised by its auditors, Rothstein Kass & Company, P.C., Roseland, N.J., that they are precluded by professional auditing standards from performing an audit of the Company's financial statements for the year ending February 28, 1997 because their independence is impaired until payment of their prior year's audit fee is made in full.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Lawrence A. Minkoff                             516          595-2111
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on the information above and very preliminary analysis performed to date (which is neither complete nor had the benefit of independent audit) as well as indications of operating losses, the Company currently expects that it will report a Net Loss of approximately $4.1 million (compared with approximately $2.9 million in the fiscal year ending February 29, 1996) and that its liabilities will exceed its assets by approximately $1.7 million at February 28, 1997 and that there is no significant amount of cash. Because of the inability of the Company's auditors to perform their audit, these amounts are estimates by management based on preliminary and incomplete analysis and are unaudited.


================================================================================


                                 Magna-Lab Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date May 29, 1997               By /s/ Lawrence A. Minkoff, Ph.D., C.E.O.
    -----------------------       ----------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)